JON D. SAWYER, P.C.
303 East Seventeenth Avenue, Suite 800, Denver, CO 80203

April 2, 2014

Steve Lo, Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street

Washington, DC  20549

Re:

Canfield Medical Supply, Inc.

Form 8-K

Filed March 28, 2014

File No. 000-55114

Dear Mr. Lo:

This letter will serve as a response and/or explanation with respect to the comments in your letter dated April 1, 2014 (the “Comment Letter”) regarding Canfield Medical Supply, Inc. (“Canfield” or the “Company”).  The entire text of the comments contained in your comment letter has been reproduced in this letter for ease of reference.  A response to each comment is set forth immediately below the text of the comment.

Form 8-K Filed on March 28, 2014

1.

We note that while your former accountant, Ronald R. Chadwick, P.C. resigned on September 24, 2013, you did not file your Form 8-K report until March 28, 2014.  For future filings, please note Form 8-K General Instruction B.1. that current reports on Form 8-K should be filed within four business days after the occurrence of the event.

We are aware of this requirement and, as securities counsel I accept the responsibility for failing to file this Form 8-K on time.  I will make sure that it does not happen again.

2.

Rule 10-01(d) of Regulation S-X requires interim financial statements filed under cover of Form 10-Q to be reviewed by an independent public accountant using applicable professional standards and procedures.  Please confirm that the interim financial statements included in your Form 10-Q filed on November 13, 2013 were reviewed in compliance with Rule 10-01(d) and identify the independent registered public accounting firm that performed the review.

The Form 10-Q which was filed on November 13, 2013 was reviewed by Ron Chadwick.  For this reason we are filing a Form 8-K/A dated November 30, 2013 and we are filing Ron Chadwick’s letter as an exhibit.   Mr. Chadwick had emailed Canfield on September 24th that he was planning to retire, and we mistakenly used that as the date for his resignation.  His actual resignation was November 30, 2014, so that will be the date of the new Form 8-K/A.

3.

Please revise or tell us why you refer to Myskin, Inc. in providing signature from your president.

We mistakenly used MySkin Inc. in the signature block.  MySkin is another client of our law firm.

* * * * *

Thank you for your attention to this matter.  Please contact the undersigned if you have any questions or need any additional information.

Very truly yours,

JON D. SAWYER, P.C.

                                                                                             /s/ Jon D. Sawyer

Jon D. Sawyer

P (720) 328-3561     ●     F (303) 830-6708     ●     E jsawyer@jsawyerlaw.com